Largo Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Expressed in thousands / 000's of U.S. dollars)

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Condensed Interim Consolidated Statements of Financial Position

		As at
		March 31,	December 31,
	Notes	2022	2021
Assets
Current Assets
Cash		$78,394	$83,790
Restricted cash		448	448
Amounts receivable	4	25,323	23,684
Inventory	5	62,658	45,322
Prepaid expenses		6,248	6,734
Total Current Assets		173,071	159,978
Non-current Assets
Deferred income tax asset	14(b)	2,646	3,343
Other intangible assets	6	4,793	3,929
Mine properties, plant and equipment	7	168,245	146,659
Total Non-current Assets		175,684	153,931
Total Assets		$348,755	$313,909
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	9	$24,805	$19,723
Deferred revenue		7,069	5,469
Current portion of lease liability	8	567	563
Current portion of provisions		926	913
Debt	10	15,000	15,000
Total Current Liabilities		48,367	41,668
Non-current Liabilities
Deferred income tax liability	14(b)	1,594	-
Lease liability	8	1,862	1,987
Provisions		5,427	4,557
Total Non-current Liabilities		8,883	6,544
Total Liabilities		57,250	48,212
Equity
Issued capital	11	417,200	415,982
Equity reserves	12	17,496	17,814
Accumulated other comprehensive loss		(92,163)	(118,772)
Deficit		(51,176)	(49,327)
Equity attributable to owners of the Company		291,357	265,697
Non-controlling Interest		148	-
Total Equity		291,505	265,697
Total Liabilities and Equity		$348,755	$313,909
Commitments and contingencies	7, 17
Subsequent events	21

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021	1
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Condensed Interim Consolidated Statements of Income (Loss) and
Comprehensive Income (Loss)

		Three Months ended
		March 31,
	Notes	2022	2021
Revenues	19	$42,688	$39,801
Expenses
Operating costs	20	(28,958)	(28,172)
Professional, consulting and management fees		(5,916)	(3,629)
Foreign exchange loss		(1,467)	(1,756)
Other general and administrative expenses		(1,655)	(977)
Share-based payments	12	(810)	(372)
Finance costs	20	(177)	(291)
Interest income		184	54
Technology start-up costs		(2,970)	-
Exploration and evaluation costs		(105)	(211)
		(41,874)	(35,354)
Net income before tax		$814	$4,447
Income tax expense	14(a)	(602)	(321)
Deferred income tax (expense) recovery	14(a)	(2,166)	18
Net income (loss)		$(1,954)	$4,144
Other comprehensive income (loss)
Items that subsequently will be reclassified to operations:
Unrealized gain (loss) on foreign currency translation		26,612	(11,527)
Comprehensive income (loss)		$24,658	$(7,383)
Net income (loss) attributable to:
Owners of the Company		$(1,849)	$4,144
Non-controlling interests		$(105)	$-
		$(1,954)	$4,144
Comprehensive income (loss) attributable to:
Owners of the Company		$24,760	$(7,383)
Non-controlling interests		$(102)	$-
		$24,658	$(7,383)
Basic earnings (loss) per Common Share	13	$(0.03)	$0.07
Diluted earnings (loss) per Common Share	13	$(0.03)	$0.07
Weighted Average Number of Shares Outstanding (in 000's)
- Basic	13	64,747	62,175
- Diluted	13	64,747	63,258

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021	2
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares

Condensed Interim Consolidated Statements of Changes in Equity

		Attributable to owners of the Company
		Issued	Equity	Accumulated Other		Non-controlling	Shareholders'
	Shares	Capital	Reserves	Comprehensive Loss	Deficit	interest	Equity
Balance at December 31, 2020	58,779	$406,214	$21,291	$(108,438)	$(71,903)	$-	$247,164
Grant of stock options and restricted share units	-	-	174	-	-	-	174
Share-based payments	-	-	198	-	-	-	198
Exercise of warrants	5,696	7,564	(5,199)	-	-	-	2,365
Exercise of stock options	26	159	(64)	-	-	-	95
Exercise of restricted share units	60	755	(755)	-	-	-	-
Expiry of warrants	-	-	(5)	-	5	-	-
Currency translation adjustment	-	-	-	(11,527)	-	-	(11,527)
Net income for the period	-	-	-	-	4,144	-	4,144
Balance at March 31, 2021	64,561	$414,692	$15,640	$(119,965)	$(67,754)	$-	$242,613
Grant of stock options and restricted share units	-	-	1,406	-	-	-	1,406
Share-based payments	-	-	1,357	-	-	-	1,357
Exercise of warrants	27	418	(145)	-	-	-	273
Exercise of stock options	130	785	(357)	-	-	-	428
Exercise of restricted share units	9	87	(87)	-	-	-	-
Currency translation adjustment	-	-	-	1,193	-	-	1,193
Net income for the period	-	-	-	-	18,427	-	18,427
Balance at December 31, 2021	64,727	$415,982	$17,814	$(118,772)	$(49,327)	$-	$265,697
Grant of stock options and restricted share units	-	-	43	-	-	-	43
Share-based payments	-	-	767	-	-	-	767
Exercise of warrants	10	124	(34)	-	-	-	90
Exercise of restricted share units	79	1,094	(1,094)	-	-	-	-
Sale of non-controlling interest	-	-	-	-	-	250	250
Currency translation adjustment	-	-	-	26,609	-	3	26,612
Net loss for the period	-	-	-	-	(1,849)	(105)	(1,954)
Balance at March 31, 2022	64,816	$417,200	$17,496	$(92,163)	$(51,176)	$148	$291,505

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021	3
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Condensed Interim Consolidated Statements of Cash Flows

		Three Months ended
		March 31,
	Notes	2022	2021
Operating Activities
Net income (loss) for the period		$(1,954)	$4,144
Adjustment for Non-cash Items
Depreciation		4,723	5,367
Share-based payments	12	810	372
Unrealized foreign exchange (gain) loss		(589)	2,308
Finance costs	20	177	291
Interest income		(184)	(54)
Income tax expense	14(a)	602	321
Deferred income tax expense (recovery)	14(a)	2,166	(18)
Cash Provided Before Working Capital Items		5,751	12,731
Change in amounts receivable		386	(3,149)
Change in inventory		(12,299)	(2,892)
Change in prepaid expenses		746	(303)
Change in accounts payable and accrued liabilities		(234)	(2,597)
Change in deferred revenue		1,600	(2,079)
Net Cash (Used in) Provided by Operating Activities		(4,050)	1,711
Financing Activities
Repayment of debt	10	-	(24,788)
Interest received		184	54
Finance lease payments	8	(139)	-
Change in restricted cash		-	(146)
Sale of non-controlling interest		250	-
Issuance of common shares	12	90	2,460
Net Cash Provided by (Used in) Financing Activities		385	(22,420)
Investing Activities
Mine properties, plant and equipment		(3,295)	(9,075)
Intangible assets		(973)	-
Net Cash Used in Investing Activities		(4,268)	(9,075)
Effect of foreign exchange on cash		2,537	(668)
Net Change in Cash		(5,396)	(30,452)
Cash position - beginning of the period		83,790	79,145
Cash Position - end of the period		$78,394	$48,693

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021	4
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1) Nature of operations

Largo Inc. ("the Company") is a producer and supplier of high-quality vanadium products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. The Company is also focused on the advancement of renewable energy storage solutions through Largo Clean Energy and its vanadium redox flow battery technology. The Company is in the process of vertically integrating its vanadium production operations with its vanadium redox flow battery technology. While the Company's Maracás Menchen Mine has reached commercial production, future changes in market conditions and feasibility estimates could result in the Company's mineral resources not being economically recoverable.

On November 8, 2021, the Company changed its legal name from Largo Resources Ltd. to Largo Inc.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Stock Market ("Nasdaq"). The head office, principal address and records office of the Company are located at 55 University Avenue, Suite 1105, Toronto, Ontario, Canada M5J 2H7.

2) Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on May 10, 2022.

3) Basis of preparation, significant accounting policies, and future accounting changes

The basis of presentation, and accounting policies and methods of their application in these unaudited condensed interim consolidated financial statements, including comparatives, are consistent with those used in the Company's audited annual consolidated financial statements for the year ended December 31, 2021 and should be read in conjunction with those statements.

In addition to the Company's subsidiaries disclosed in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2021, at March 31, 2022 the Company owned 50% of Largo Physical Vanadium Corp. and accounted for it as a consolidated subsidiary.

These unaudited condensed interim consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted. References to the symbol "C$" or "CAD" mean the Canadian dollar, references to the symbol "EUR" mean the Euro and references to the symbol "R$" or "BRL" mean the Brazilian real, the official currency of Brazil.

a) Critical judgements and estimation uncertainties

The preparation of unaudited condensed interim consolidated financial statements requires the Company's management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are disclosed in note 3(d) of the Company's audited annual consolidated financial statements for the year ended December 31, 2021. There have been no significant changes to the areas of estimation and judgment during the three months ended March 31, 2022.

b) Significant accounting policies

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2021.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021	5

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

4) Amounts receivable

	March 31,	December 31,
	2022	2021
Trade receivables	$23,953	$22,144
Current taxes recoverable - Brazil	948	1,154
Current taxes recoverable - Other	389	358
Other receivables	33	28
Total	$25,323	$23,684

5) Inventory

	March 31,	December 31,
	2022	2021
Finished products	$47,093	$32,069
Work-in-process	829	967
Stockpiles	346	593
Warehouse materials	14,390	11,693
Total	$62,658	$45,322

During the three months ended March 31, 2022, the Company recognized a net realizable value write-down of nil for finished products (three months ended March 31, 2021 - $2). As inventory is sold, previously recorded net realizable value write-downs are reclassified from inventory write-down to direct mine and production costs or product acquisition costs as appropriate (note 20).

6) Other intangible assets

During the year ended December 31, 2020, the Company acquired certain patent families (the "intellectual property") out of an assignment for the benefit of creditors under Massachusetts, U.S.A., law. The acquisition was completed through an asset purchase agreement, with the Company issuing 252 common shares and 362 common share purchase warrants as consideration. The transaction closed on December 7, 2020, with the common shares valued at $2,243 and the common share purchase warrants valued at $2,123 for a total consideration of $4,366.

At March 31, 2022, the remaining estimated useful life is 8.75 years (December 31, 2021 - 9 years).

During the three months ended March 31, 2022, the Company began capitalizing costs relating to a software implementation. Once fully implemented the estimated useful life will be 5 years.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021	6

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Intellectual
	Property	Software	Total
Cost
Balance at December 31, 2020	$4,366	$-	$4,366
Additions	-	-	-
Balance at December 31, 2021	$4,366	$-	$4,366
Additions	-	973	973
Balance at March 31, 2022	$4,366	$973	$5,339
Accumulated Depreciation
Balance at December 31, 2020	$-	$-	$-
Depreciation	437	-	437
Balance at December 31, 2021	$437	$-	$437
Depreciation	109	-	109
Balance at March 31, 2022	$546	$-	$546
Net Book Value			-
At December 31, 2021	$3,929	$-	$3,929
At March 31, 2022	$3,820	$973	$4,793

7) Mine properties, plant and equipment

At March 31, 2022 and December 31, 2021, the Company's economic interest in the Maracás Menchen Mine totaled 99.94%. The remaining 0.06% economic interest is held by Companhia Baiana de Pesquisa Mineral ("CBPM") owned by the state of Bahia. CBPM retains a 3% net smelter royalty ("NSR") in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, Anglo Pacific Plc receives a 2% NSR in the Maracás Menchen Mine.

	Office and			Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total

Cost
Balance at December 31, 2020	$919	$261	$91,444	$153,743	$8,308	$254,675
Additions	3,278	-	7,884	6,122	11,639	28,923
Disposals	(177)	-	-	(6)	-	(183)
Reclassifications	-	-	-	14,862	(14,862)	-
Effects of changes in foreign exchange rates	(52)	(18)	(4,851)	(11,487)	28	(16,380)
Balance at December 31, 2021	$3,968	$243	$94,477	$163,234	$5,113	$267,035
Additions	1,213	-	1,964	1,064	1,065	5,306
Disposals	-	-	-	-	-	-
Reclassifications	-	-	-	1,089	(1,089)	-
Effects of changes in foreign exchange rates	100	43	12,567	28,432	913	42,055
Balance at March 31, 2022	$5,281	$286	$109,008	$193,819	$6,002	$314,396

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021	7

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Office and			Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total
Accumulated Depreciation
Balance at December 31, 2020	$523	$261	$26,940	$77,986	$-	$105,710
Depreciation	194	-	7,069	15,031	-	22,294
Disposals	(177)	-	-	(6)	-	(183)
Effects of changes in foreign exchange rates	(32)	(18)	(1,559)	(5,836)	-	(7,445)
Balance at December 31, 2021	$508	$243	$32,450	$87,175	$-	$120,376
Depreciation	163	-	978	4,362	-	5,503
Effects of changes in foreign exchange rates	58	43	4,306	15,865	-	20,272
Balance at March 31, 2022	$729	$286	$37,734	$107,402	$-	$146,151
Net Book Value
At December 31, 2021	$3,460	$-	$62,027	$76,059	$5,113	$146,659
At March 31, 2022	$4,552	$-	$71,274	$86,417	$6,002	$168,245

The net book value of the Company's mine properties, plant and equipment at March 31, 2022 by geographic location is: Brazil − $143,512 (December 31, 2021 − $123,404); Canada − $16,211 (December 31, 2021 − $16,298) and U.S. − $8,522 (December 31, 2021 − $6,957).

Buildings, plant and equipment includes a right-of-use asset as disclosed in note 8.

8) Leases

	Three months ended
	March 31,	March 31,
	2022	2021
Recognized in the condensed interim consolidated statements of income (loss) and comprehensive income (loss):
Interest on lease liabilities (note 20)	$18	$-
Variable lease payments not included in the measurement of lease
liabilities	$2,795	$-
Expenses relating to short-term leases	$137	$2,879

Recognized in the condensed interim consolidated statements of cash flows:
Total cash outflow for leases	$2,753	$3,580

At March 31, 2022, the Company had one right-of-use asset and liability (December 31, 2021 − one right-of-use asset and liability).

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021	8

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Right-of-use assets

Mine properties, plant and equipment (note 7) includes a leased building recognized as a right-of-use asset.

	Buildings	Total
Cost
Balance at December 31, 2021	$2,723	$2,723
Additions	-	-
Balance at March 31, 2022	$2,723	$2,723
Accumulated Depreciation
Balance at December 31, 2021	$383	$383
Depreciation	128	128
Balance at March 31, 2022	$511	$511
Net Book Value
At December 31, 2021	$2,340	$2,340
At March 31, 2022	$2,212	$2,212

Lease liabilities

	March 31,	December 31,
	2022	2021
Maturity analysis - contractual undiscounted cash flows:
Less than one year	$567
One to five years	2,022
Total undiscounted lease liabilities	$2,589
Lease liabilities included in the condensed interim consolidated statements of financial position:
Current	$567	$563
Non-current	$1,862	$1,987

9) Accounts payable and accrued liabilities

	March 31,	December 31,
	2022	2021
Accounts payable	$18,817	$14,050
Accrued liabilities	4,788	2,962
Accrued financial costs	241	174
Other taxes	959	2,537
Total	$24,805	$19,723

10) Debt

	March 31,	December 31,
	2022	2021
Total debt	$15,000	$15,000

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021	9

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

		Cash flows
	December 31,			March 31,
	2021	Proceeds	Repayment	2022
Total debt	$15,000	$-	$-	$15,000
Total liabilities from financing activities	$15,000	$-	$-	$15,000

		Cash flows
	December 31,			December 31,
	2020	Proceeds	Repayment	2021
Total debt	$24,788	$15,000	$(24,788)	$15,000
Total liabilities from financing activities	$24,788	$15,000	$(24,788)	$15,000

Credit facilities

On May 6, 2021, the Company secured a $15,000 working capital facility with a bank in Brazil. This facility was fully drawn down and proceeds of R$78,915 ($15,000) were received. This facility is due to be repaid as a lump sum payment in April 2022, together with accrued interest at a rate of 1.78% per annum. Refer to note 21 for details of debt transactions subsequent to the period.

11) Issued capital

a) Authorized

Unlimited common shares without par value.

b) Issued

	Three months ended		Year ended
	March 31, 2022		December 31, 2021
	Number of	Stated	Number of	Stated
	Shares	Value	Shares	Value
Balance, beginning of the period	64,727	$415,982	58,779	$406,214
Exercise of warrants (note 12)	10	124	5,723	7,982
Exercise of stock options (note 12)	-	-	156	944
Exercise of restricted share units (note 12)	79	1,094	69	842
Balance, end of the period	64,816	$417,200	64,727	$415,982

On March 4, 2021, the Company completed the consolidation of its issued and outstanding common shares on the basis of one post-consolidation common share for every 10 pre-consolidation common shares. Any quantity relating to common shares, RSUs, stock options and warrants or any per unit price such as exercise prices disclosed throughout the condensed interim consolidated financial statements have been retrospectively adjusted for the share consolidation, including the weighted average number of shares outstanding and the basic and diluted earnings (loss) per share for the periods presented.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021	10

Largo Inc.
Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

12) Equity reserves

Under the Company's incentive share compensation plan, the Company has issued options and restricted share units ("RSUs") approximating 1.63% of its issued and outstanding capital at March 31, 2022.

	RSUs		Options			Warrants
				Weighted			Weighted
				average			average
				exercise			exercise		Total
	Number	Value	Number	price	Value	Number	price	Value	value
December 31, 2020	226	$1,329	588	C$ 8.27	$3,207	8,366	C$ 4.88	$16,755	$21,291
Share-based payments	-	587	-	-	998	-	-	-	1,585
Granted	76	499	467	15.59	1,081	-	-	-	1,580
Exercised	(81)	(842)	(164)	(4.68)	(421)	(6,527)	(2.94)	(5,344)	(6,607)
Expired	-	-	-	-	-	(7)	(2.90)	(5)	(5)
Forfeited	(5)	(22)	(2)	(6.70)	(8)	-	-	-	(30)
December 31, 2021	216	$1,551	889	C$ 12.78	$4,857	1,832	C$ 11.78	$11,406	$17,814
Share-based payments	-	224	-	-	548	-	-	-	772
Granted	-	-	54	11.22	43	-	-	-	43
Exercised	(96)	(1,094)	-	-	-	(10)	(11.50)	(34)	(1,128)
Forfeited	(1)	(5)	-	-	-	-	-	-	(5)
March 31, 2022	119	$$676	943	C$ 12.68	$5,448	1,822	C$ 11.78	$11,372	$17,496

During the three months ended March 31, 2022, the Company recognized a share-based payment expense related to the grant and vesting of stock options and RSUs of $810 (three months ended March 31, 2021 - $372) for stock options and RSUs granted to the Company's directors, officers, employees and consultants. The total share-based payment expense was charged to operations.

During the three months ended March 31, 2022, 10 warrants were exercised resulting in proceeds to the Company of $90.

During the year ended December 31, 2021, 5,723 warrants were exercised resulting in proceeds to the Company of $2,638, with a further 804 warrants surrendered as part of cashless exercises. In addition, 156 stock options were exercised resulting in proceeds to the Company of $523, with 8 stock options surrendered as part of cashless exercises.

The Company applies the fair value method of accounting for share-based payment awards. The Company estimated the expected volatility using historical volatilities from the Company's traded common shares when estimating the fair value of stock options granted, as it believes that this methodology best reflects the expected future volatility of its stock.

a) RSUs

During the year ended December 31, 2021, the Company granted 76 RSUs to officers and employees of the Company and five RSUs were forfeited. These RSUs vest over time, with one-third of a grant of 65 RSUs vesting during each of the three month periods ending March 31, 2022, March 31, 2023 and March 31, 2024, and one-third of a grant of 11 RSUs vesting during each of the three month periods ending June 30, 2022, June 30, 2023 and June 30, 2024. The value of the vested RSUs includes the Company's expected forfeiture rate of 0%. Upon vesting, the RSUs provide the holders with common shares of the Company.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021	11

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

b) Stock options

			Weighted	Weighted	Weighted
			average	average	average
	No.	No.	remaining	exercise	grant date
Range of prices	outstanding	exercisable	life (years)	price	share price
C$ 6.70 - 10.00	362	263	3.0	C$ 6.70	C$ 6.70
10.01 - 15.00	354	-	1.5	13.46	13.46
15.01 - 20.00	166	84	4.1	18.69	18.69
20.01 - 25.00	29	29	1.4	24.00	24.00
30.01 - 30.40	32	32	1.8	30.40	30.40
	943	408		C$ 12.68

During the three months ended March 31, 2022, the Company granted 54 (year ended December 31, 2021 - 467) stock options with a weighted average exercise price of C$11.22. The options vest over time, with one- half of the grant vesting during each of the three month periods ending March 31, 2023 and March 31, 2024.

The estimated weighted average grant date fair value of the stock options was C$6.93 per stock option, as determined using the Black-Scholes valuation model and the following assumptions: risk free interest rate - 1.62%, expected life in years - 5, expected volatility - 75.5%, expected dividends - 0% and expected forfeiture rate - 0%.

During the year ended December 31, 2021, the Company granted 467 stock options with a weighted average exercise price of C$15.59. 52 of the stock options vested immediately and the remainder vest over time, with one-third vesting during each of 2022, 2023 an 2024.

The remaining weighted average contractual life of options outstanding at March 31, 2022 was 2.5 years (December 31, 2021 - 2.6 years).

c) Warrants

							Expected	Risk-free
No.	No.	Grant	Expiry	Exercise	Expected	Expected	dividend	Interest
outstanding	exercisable	Date	Date	price	volatility	life (years)	yield	rate
339	339	12/01/17	12/01/22	C$ 11.50	93%	5.00	0%	2%
1,142	1,142	12/13/17	12/13/22	C$ 11.50	93%	5.00	0%	2%
341	341	12/07/20	12/08/25	C$ 13.00	88%	5.00	0%	0%
1,822	1,822			C$ 11.78

13) Earnings (loss) per share

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 2,884 for the three months ended March 31, 2022 (three months ended March 31, 2021 - 157).

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021	12

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

14) Taxes

a) Tax expense

	Three months ended
	March 31,	March 31,
	2022	2021
Income tax expense	$(602)	$(321)
Deferred income tax (expense) recovery	(2,166)	18
Total	$(2,768)	$(303)

b) Changes in deferred tax assets and liabilities

	Three months
	ended	Year ended
	March 31,	December 31,
	2022	2021
Net deferred income tax asset, beginning of the period	$3,343	$7,178
Deferred income tax expense	(2,166)	(3,758)
Effect of foreign exchange	(125)	(77)
Net deferred income tax asset, end of the period	$1,052	$3,343

	March 31,	December 31,
	2022	2021
Deferred income tax asset	$2,646	$3,343
Deferred income tax liability	(1,594)	-
Net deferred income tax asset	$1,052	$3,343

15) Related party transactions

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The remuneration of directors and other members of key management personnel during the period was as follows:

	Three months ended
	March 31,	March 31,
	2022	2021
Short-term benefits	$634	$1,484
Share-based payments	683	258
Total	$1,317	$1,742

Refer to note 17 for additional commitments with management.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021	13

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

16) Segmented disclosure

The Company has six operating segments: sales & trading, mine properties, corporate, exploration and evaluation properties ("E&E properties") (included as part of inter-segment transactions & other for the three months ended March 31, 2022 as indicated in the footnotes below the table), Largo Clean Energy and Largo Physical Vanadium. Corporate includes the corporate team that provides administrative, technical, financial and other support to all of the Company's business units, as well as being part of the Company's sales structure. Largo Physical Vanadium was incorporated by the Company during the three months ended March 31, 2022. The Company sold a 50% interest in Largo Physical Vanadium during the three months ended March 31, 2022.

						Inter-
				Largo	Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Three months ended
March 31, 2022
Revenues	$34,150	$36,866	$31,028	$-	$-	$(59,356)	$42,688

Operating costs	(31,948)	(26,813)	(29,891)	-	-	59,694	(28,958)
Professional, consulting and management fees	(493)	(1,036)	(1,890)	(2,313)	(184)	-	(5,916)
Foreign exchange (loss) gain	(26)	(1,707)	280	(3)	(11)	-	(1,467)
Other general and administrative expenses	(111)	(267)	(418)	(843)	(15)	(1) [1]	(1,655)
Share-based payments	-	-	(810)	-	-	-	(810)
Finance costs	(6)	(149)	(3)	(18)	-	(1) [1]	(177)
Interest income	-	144	40	-	-	-	184
Technology start-up costs	-	-	-	(2,836)	-	(134) [1]	(2,970)
Exploration and evaluation costs	-	(103)	-	-	-	(2) [2]	(105)
	(32,584)	(29,931)	(32,692)	(6,013)	(210)	59,556	(41,874)
Net income (loss) before tax	1,566	6,935	(1,664)	(6,013)	(210)	200	814
Income tax expense	(146)	(456)	-	-	-	-	(602)
Deferred income tax expense	(47)	(1,848)	(271)	-	-	-	(2,166)
Net income (loss)	$1,373	$4,631	$(1,935)	$(6,013)	$(210)	$200	$(1,954)
At March 31, 2022
Total non-current assets	$914	$143,512	$18,916	$12,342	$-	$-	$175,684
Total assets	$69,345	$228,796	$106,027	$23,310	$485	$(79,208)[3]	$348,755
Total liabilities	$51,248	$41,412	$28,475	$6,227	$189	$(70,301)[4]	$57,250

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not an operating segment.

2. Amount relating to E&E properties.

3. Inter-segment transaction elimination of $79,351 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $135 and E&E properties total assets of $8.

4. Inter-segment transaction elimination of $70,305 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $4.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021	14

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

					Largo	Inter-
	Sales &	Mine		E&E	Clean	segment
	trading	properties	Corporate	properties	Energy	transactions	Total
Three months ended March 31, 2021
Revenues	$35,000	$24,484	$21,005	$-	$-	$(40,688)	$39,801

Operating costs	(29,992)	(20,495)	(19,941)	-	-	42,256	(28,172)
Professional, consulting and management fees	(366)	(1,030)	(1,414)	-	(819)	-	(3,629)
Foreign exchange (loss) gain	(23)	(1,911)	179	-	(1)	-	(1,756)
Other general and administrative expenses	(73)	(223)	(398)	-	(283)	-	(977)
Share-based payments	-	-	(372)	-	-	-	(372)
Finance costs	(6)	(282)	(3)	-	-	-	(291)
Interest income	-	24	30	-	-	-	54
Exploration and evaluation costs	-	(209)	-	(2)	-	-	(211)
	(30,460)	(24,126)	(21,919)	(2)	(1,103)	42,256	(35,354)
Net income (loss) before tax	4,540	358	(914)	(2)	(1,103)	1,568	4,447
Income tax expense	-	(321)	-	-	-	-	(321)
Deferred income tax recovery (expense)	-	253	(235)	-	-	-	18
Net income (loss)	$4,540	$290	$(1,149)	$(2)	$(1,103)	$1,568	$4,144
At December 31, 2021
Total non-current assets	$961	$123,783	$18,303	$-	$10,884	$-	$153,931
Total assets	$56,631	$191,086	$111,703	$2	$18,084	$(63,597)	$313,909
Total liabilities	$39,907	$34,604	$21,467	$-	$6,488	$(54,254)	$48,212

The Company recognized revenues from customers of $42,688 in the three months ended March 31, 2022 (three months ended March 31, 2021 - $39,801). Of the total revenues from customers, $34,150 is related to the Sales & trading segment (three months ended March 31, 2021 - $34,761), $8,224 is related to the Mine properties segment (three months ended March 31, 2021 - $4,790) and $314 is related to the Corporate segment (three months ended March 31, 2021 - $250) (after the elimination of inter-segment transactions). In the three months ended March 31, 2022, the Company's revenues are from transactions with multiple customers, including two customers who each represented more than 10% of revenues during that period (three months ended March 31, 2021 - two).

In the three months ended March 31, 2022, $22,200 of the Company's revenues were from sales of V2O5 (of which $21,814 were from the sale of produced products and $386 were from the sale of purchased products), with $20,488 of the Company's revenues from the sales of FeV (of which $19,028 were from the sale of produced products and $1,460 were from the sales of purchased products). In the three months ended March 31, 2021, $22,228 of the Company's revenues were from sales of V2O5 (of which $21,858 were from the sale of produced products and $370 were from the sale of purchased products), with $17,573 of the Company's revenues from the sales of FeV (of which $15,757 were from the sale of produced products and $1,816 were from the sales of purchased products).

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021	15

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

17) Commitments and contingencies

At March 31, 2022, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $3,317 and all payable within one year. These contracts also require that additional payments of up to approximately $4,975 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

The Company has entered into a number of contracts with third party customers to deliver monthly quantities of the Company's vanadium products. A significant proportion of the Company's monthly vanadium production in 2022 has been committed.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products they produce. The annual quantity to be delivered to the Company in 2022 is 220 tonnes of V2O5, with the Company having a right of first refusal over additional amounts.

The Company's Largo Clean Energy business is required to pay a royalty of 7.5% of the net sales price of each VRFB which contains a manufactured licensed product or uses or transfers a licensed product on or after January 1, 2022.

The Company's mining and exploration activities are subject to various federal, provincial and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company has made payments to comply with such laws and regulations.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between April 30, 2022 and May 31, 2024. Minimum rental commitments remaining under the leases are approximately $463, including $268 due within one year. In addition, minimum rental commitments remaining under other short-term leases are approximately $2, all due within one year.

At the Company's Maracás Menchen Mine and at Largo Clean Energy, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of March 31, 2022 of $12,866.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. At March 31, 2022, one such proceeding was ongoing in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The amount claimed totals R$9,900 ($2,090), with a counterclaim filed by Vanádio for R$10,700 ($2,259). A provision of R$1,281 ($270) has been recognized at March 31, 2022 for the probable loss (December 31, 2021 - R$1,281 ($230)).

The Company and its subsidiaries are also party to legal proceedings regarding labour matters. A provision was recorded at December 31, 2021 for such proceedings in Brazil in an amount of R$469 ($84). At March 31, 2022, the provision recognized was R$529 ($112). The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations. Should any losses result from the resolution of these claims and disputes, they will be charged to operations in the period that they are determined.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021	16

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

18) Financial instruments

Financial assets and financial liabilities at March 31, 2022 and December 31, 2021 were as follows:

	March 31,	December 31,
	2022	2021
Cash	$78,394	$83,790
Restricted cash	448	448
Trade and other receivables	23,986	22,172
Accounts payable and accrued liabilities	24,805	19,723
Debt	15,000	15,000

Refer to the liquidity risk discussion below regarding liabilities and refer to note 8 for lease liabilities.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

a) Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

• Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts for cash, restricted cash, trade receivables and amounts receivable, accounts payable and accrued liabilities and debt in the condensed interim consolidated statements of financial position approximate fair values because of the limited term of these instruments.

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2021. The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

b) Credit risk

The Company's credit risk is primarily attributable to cash and amounts receivable.

The Company minimizes its credit risk with respect to cash by placing its funds on deposit with the highest rated banks in Canada, Ireland, the U.S. and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Sales to customers outside of Brazil are protected either by the Company's credit insurance policies, which establishes credit limits for each customer, or by the Company requiring letters of credit or up-front payment prior to delivery occurring.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021	17

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Of the total trade receivables balance of $23,953, $12,552 relates to customers in Brazil, which are not covered by the Company's credit insurance policies. The ratings for these companies range from B- to AAA. The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure expected credit losses, trade receivables are grouped based on risk characteristics and due dates. At March 31, 2022, no amounts are past due and in the three months ended March 31, 2022, the Company has not experienced any credit losses. At March 31, 2022, the loss allowance for trade receivables was determined to be $58 (December 31, 2021 - $58), with any movement recognized as a component of finance costs (note 20). There have been no write offs of trade receivables.

c) Liquidity risk

The following table details the Company's expected remaining contractual cash flow requirements at March 31, 2022 for its financial liabilities with agreed repayment periods. Refer to note 8 for lease liabilities.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued
liabilities (note 9)	$24,805	$-	$-	$-
Debt (note 10)	15,000	-	-	-
Total	$39,805	$-	$-	$-

The Company's principal sources of liquidity are its cash flows from operating activities and cash of $78,394 (December 31, 2021 - $83,790).

d) Market risk

Interest rate risk

The Company's interest rate exposure is limited to that portion of its debt that is subject to floating interest rates. At March 31, 2022, the Company had no debt that is subject to floating interest rates and does not have any exposure to floating interest rates.

Foreign currency risk

At March 31, 2022, the Company's outstanding debt is 100% denominated in U.S. dollars (December 31, 2021 - 100% U.S. dollar denominated).

The impact of fluctuations in foreign currency on cash balances and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real and the Euro. At March 31, 2022, the Company's U.S. dollar functional currency entities had cash denominated in Canadian dollars and Euros and the Company's Brazilian real functional currency entities had cash and debt denominated in U.S. dollars.

A 5% change in the value of the Canadian dollar and the Euro relative to the U.S. dollar would affect the value of these cash balances at March 31, 2022 by approximately $642. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $197.

Price risk

The Company does not have any financial instruments with significant exposure to price risk.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021	18

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

19) Revenues

	Three months ended
	March 31,	March 31,
	2022	2021
Vanadium sales from contracts with customers	$42,688	$39,801
Total	$42,688	$39,801

20) Expenses

	Three months ended
	March 31,	March 31,
	2022	2021
Operating costs:
Direct mine and production costs	$17,560	$15,544
Conversion costs	1,847	2,229
Product acquisition costs	1,550	2,508
Royalties	2,026	1,470
Distribution costs	1,455	1,169
Inventory write-down (note 5)	-	2
Depreciation and amortization	4,305	5,250
Iron ore costs	215	-
	$28,958	$28,172
Finance costs:
Interest expense	$117	$260
Interest on lease liabilities (note 8)	18	-
Accretion	42	32
Loss allowance for trade receivables (note 18(b))	-	(1)
	$177	$291

21) Subsequent events

Grant of RSUs and stock options

On April 1, 2022, the Company granted 113 RSUs and 180 stock options to officers and employees of the Company. The awards vest over time, with one-third vesting in each of the three month periods ending June 30, 2023, June 30, 2024 and June 30, 2025.

Largo Physical Vanadium Corp.

On April 19, 2022, the Company announced that Largo Physical Vanadium Corp. ("LPV") and Column Capital Corp. ("CPC"), a capital pool company, had entered into a definitive agreement that will result in CPC acquiring all of the issued and outstanding securities of LPV in exchange for securities of CPC and the reverse-takeover of CPC by LPV to form a combined entity (the "Resulting Issuer"). Upon completion of a proposed qualifying transaction and associated regulatory approvals amongst other things, it is anticipated that the Resulting Issuer will be a publicly listed physical vanadium holding company. Further, in April 2022 the Company participated in CPC's previously announced and now closed brokered private placement of subscription receipts of the Resulting Issuer for an amount of C$20,000.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021	19

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Debt

In April 2022, the Company repaid in full its $15,000 working capital facility with a bank in Brazil. At the same time, the Company secured a new working capital facility with another bank in Brazil. This facility was fully drawn down and proceeds of $15,000 (R$69,000) were received. This facility is due to be repaid as a lump sum payment in April 2023, together with accrued interest at a rate of 3.65% per annum.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021	20